UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5518

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     THE RBB FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809





                  Report of Independent Accountants

To the Board of Directors of
The RBB Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Money Market Portfolio's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 30, 2003. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, without prior notice to management, as of September 30, 2003, and with respect to agreement of security purchases and sales, for the period from July 31, 2003 (the date of our last examination), through September 30, 2003:

- Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, The Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian, PNC Bank, National Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- As a supplement done to the satisfactory testing reported in the PFPC Inc. Fund Accounting and Administration Report on Controls Placed in Operation and Tests of Operating Effectiveness issued pursuant to SAS No. 70, agreement of one security purchase and one security sale or maturity since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Money Market Portfolio was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2003 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PricewaterhouseCoopers LLP
December 11, 2003




           Management Statement Regarding Compliance with
       Certain Provisions of the Investment Company Act of 1940

December 2, 2003

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of the Money Market Portfolio (hereafter referred to as the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) and (c) of Rule
17f-2 as of September 30, 2003, and from July 31, 2003 through
September 30, 2003.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
September 30, 2003, and from July 31, 2003 through September 30,
2003, with respect to securities reflected in the investment account of the Fund.

The RBB Fund, Inc.

By: /s/Edward J. Roach
Edward J. Roach
President and Treasurer,
The RBB Fund, Inc.